Exhibit 99.6

AMENDMENT NO. 3 TO

AMENDED AND RESTATED

ENGAGEMENT AGREEMENT

This Amendment No. 3 (the “Amendment”) dated April 7, 2011, to that certain Amended and Restated Engagement Agreement (the “Agreement”) effective as of the 1st day of January, 2009, as amended on July 19, 2010, between Capital Gold Corporation, a Delaware Corporation having an office at 76 Beaver Street, 14th Floor, New York, NY 10005 (hereinafter referred to as the “Company”), and Scott Hazlitt (hereinafter referred to as “Executive”) amends Exhibit A to the Agreement, the Agreement Regarding Change in Control.

Pursuant to Section 10 of Exhibit A of the Agreement, Company and Executive hereby agree to amend the Agreement, effective on the date hereof, as follows:

1. SECTION 3(a). Section 3(a) of Exhibit A to the Agreement relating to change in control payments is hereby amended in its entirety as follows:

(a) Executive shall be entitled to a lump sum payment payable at the sole election of Gammon Gold Inc. (“Gammon”) in common shares of Gammon or in cash (the “Change of Control Payment”); provided, however, that Gammon shall make such Change of Control Payment in cash if the Toronto Stock Exchange (the “TSX”) does not approve such payment in Gammon common shares, and in either case, such Change of Control Payment shall be made no later than June 8, 2011, unless extended by the mutual agreement of the parties in an amount equal $1,364,236, which is the sum of:

(i) three times the Executive’s base salary in effect on the date of the Change in Control or, or if greater, as in effect immediately prior to the date of termination; plus

(ii) three times the Executive’s bonus award for the year immediately preceding the year of the Change in Control.

If such Change of Control Payment is to be made in Gammon common shares, the number of Gammon common shares to be paid to Executive shall be determined by dividing the total cash value of the payment set forth in (i) and (ii) above by the volume weighted average price of Gammon common stock on the New York Stock Exchange for the five trading days immediately preceding the closing date of the merger (the “Merger”) between Gammon and the Company (or at such other price as is required by the TSX), and the shares shall be delivered in book-entry form and shall be available to Executive for immediate trading on the due date or as soon as practicable thereafter. Such shares shall be delivered to Executive electronically, provided that Executive has provided Gammon with all necessary broker instructions at least three business days before the payment date. Gammon shall use its reasonable best efforts to ensure that Executive is not provided with any material non-public information, other than as necessary to perform the services contemplated hereunder. Such Gammon common stock shall be registered and freely tradable under applicable Canadian and United States securities Laws.

The amount payable under this paragraph (a) shall be inclusive of the amounts, if any, to which the Executive would otherwise be entitled by law and shall be in addition to (and not inclusive of) any amount payable under any written agreement(s) directly between the Executive and the Company or any of its subsidiaries.

In the event of Executive’s death or Permanent Disability during the Transition Period, the Change in Control Payment shall be paid to Executive’s heirs or legal representative, or in the case of disability to Executive or Executive’s designee.

2. TRANSITION SERVICES. The Company hereby offers, and Executive hereby accepts, employment with the Company or its successor following the closing of the Merger (the “Closing”) for a transition period of 60 days (the “Transition Period”) as follows:

(a) Executive will receive the same base fee during the Transition Period from the Company on the same payment schedule as received immediately prior to the Closing.

(b) Executive will perform such services in good faith, consistent with Executives prior duties, as Gammon and/or the Company may reasonably request.

(c) Should Gammon and / or the Company or either of their successors desire to retain Executive for further ad hoc services beyond the Transition Period, Executive shall be paid $1,200 per each day that Executive performs any such services, not subject to hourly pro-ration, provided, however, that Executive shall not be obligated to provide any such ad hoc services.

(d) It is expressly understood that the Change of Control Payment shall be made following the 60 day Transition Period, and shall not be further tolled by ad hoc services performed under subsection (c) above.

3. Good Reason Termination. The parties stipulate and agree that Executive has terminated his employment for “Good Reason”, as defined in the Agreement, and is entitled to all Change in Control Benefits payable under the Agreement, subject only to deferral in the payment described in Section 1 hereof until June 8, 2011.

4. MUTUAL DRAFTING. This Amendment is the joint product of Executive and the Company and each provision hereof has been subject to the mutual consultation, negotiation and agreement of such parties and shall not be construed for or against any party hereto.

5. NO OTHER AMENDMENTS; GOVERNING LAW; COUNTERPARTS. Except as specifically set forth in this Amendment, there are no other amendments to the Agreement and the Agreement shall remain unmodified and in full force and effect. This Amendment shall be governed by and construed in accordance with the internal laws of the State of New York without regard to conflict of laws provisions. This Amendment may be executed in one or more counterparts. In the event that any signature is delivered by facsimile transmission or any other form of electronic delivery, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

[Signature page follows.]

IN WITNESS WHEREOF, the parties have executed this Amendment to the Agreement as of the date first set forth above.

CAPITAL GOLD CORPORATION

By:	/s/ Christopher M. Chipman
Name:	Christopher M. Chipman
Title:	Chief Financial Officer

EXECUTIVE

By:	/s/ Scott Hazlitt
Name:	Scott Hazlitt, individually